2001 ANNUAL REPORT

NASH FINCH COMPANY


ANTISEPTIC
AVANZA
JALAPEÑOS
Our Family
Premium
Ice Cream
Vanilla
Pancake Syrup
AVANZA
ACEITE DE MAIZ
CORN OIL
Our Family
Ibuprofen
Our Family
STEAK SAUCE

Established **1885**

Headquarters **Minneapolis, Minnesota**

Annual Sales **$4.1 Billion**

Business Focus **Food Distribution and Corporate Retail Stores**

Presence **28 States and Europe**

Corporate Retail Stores **110 in the Upper Midwest**

'orporate Store Banners **Sun Mart®, Econofoods®, Family Thrift Center™, AVANZA™ and Buy•n•Save®**

Food Distribution Customers **Independent Supermarkets and Military Commissaries**

Website **www.nashfinch.com**

About The Company


NASH FINCH COMPANY

To Our Shareholders

Charles Dickens opened his classic novel of the French Revolution, A Tale of Two Cities, with "It was the best of times. It was the worst of times." While these lines have passed from literature to cliché, they capture the impact that 2001 had on each of us at Nash Finch. From the incomprehensible horror of September 11th, to our common dismay at ongoing revelations of financial scandal, our daily lives have been altered, perhaps forever. Yet, at the same time, 2001 was one of the most rewarding years in our Company's long history, as the investments in our people, processes and customers made over the past three years were handsomely rewarded with record results.



Ron Marshall **President and Chief Executive Officer**

This past year, we worked tirelessly toward an even better Nash Finch — a firm that is more efficient, more productive and equipped with the financial strength necessary for future growth and long-term success. We constantly reexamined all aspects of our business and evaluated alternatives to any part that didn't meet our growing expectations. As a result of this critical focus, we have made significant progress on all fronts. Although we still face the dual challenges of a lingering recession and the highest level of competition ever in our industry, Nash Finch is poised to continue our Performance Driven momentum.

We continued to deliver excellent overall returns. We tallied record net profit and EBITDA, achieved record results in each of our business units and produced the ninth consecutive quarter of year-over-year growth in comparable

Nebraska Governor, Mike Johanns, joins Ron Marshall, honoring Sun Mart, the largest supermarket chain in the state.

earnings. Fiscal 2001 revenues were $4.107 billion versus $3.956 billion in 2000. Comparable earnings for the full year increased to a record $21.3 million, or $1.78 per diluted share, compared to $15.8 million, or $1.38 cents per diluted share in 2000, excluding the extraordinary charge from early extinguishment of debt. Full-year 2001 EBITDA (earnings from operations before interest, taxes, depreciation, amortization, LIFO and non-recurring items) rose 14 percent to a record $120.2 million, or 2.9 percent of sales, compared to EBITDA of $105.9 million, or 2.7 percent of sales in 2000. Including the debt issuance cost write-off in 2000, net earnings were $15.5 million, or $1.35 per diluted share.



Sun Mart
Grand Re-Openin

Momentum was visible in all our individual business segments. In Food Distribution, revenues rose to $2.077 billion compared to $1.958 billion in the prior year. Thanks in part to a continuing focus on efficiency and expense control, profits improved 27 percent to a record $60.7 million vs. $47.8 million in fiscal 2000. Solid performances in selector accuracy, on-time delivery and fill rate percentages continue to set standards for the industry. This segment remains the backbone of our business and a sturdy foundation for the future.

Our Military segment continued to perform well, posting record revenues of $995.7 million compared to $968.9 million a year earlier. The segment also delivered 2001 record profits of $23.1 million vs. $21.6 million in the prior year. Because our military customer base consists primarily of domestic commissaries, including civilian contract workers and retired military staff, this area has felt only a minor impact to date from recent changes in military deployment.

In our Retail business, revenues were a record $1.035 billion compared to $1.029 billion in 2000. Profits were up 17 percent to a record $38.8 million vs. $33.3 million in the prior year. Although same-store sales were down 1 percent year-over-year, these results must be judged in the context of the extreme competitive pressures evident in retail markets today.

Our total number of corporate retail stores went from 118 to 110 during the year primarily as a result of two events — the divestiture of non-strategic stores in North and South Carolina and the acquisition of U Save Foods, Inc., a 14-store chain operating in the states of Nebraska, Colorado and Kansas. All stores were immediately converted to primary company banners, adding to brand recognition, boosting market efficiencies and creating the largest supermarket chain in Nebraska. Additionally, two new Econofoods opened in Hudson, Wisconsin and Red Wing, Minnesota. Another acquisition in Sioux Falls, South Dakota now also operates under the Econofoods banner.

We continue to invest in our Company's future growth with the development of two new formats: extreme value retailing and Hispanic marketing. Buy•n•Save, our extreme value retailing effort, is expanding with our fifth, sixth and seventh stores now open in Muscatine, Iowa; McCook, Nebraska; and West Saint Paul, Minnesota.

AVANZA, a Spanish word meaning "advance" and the name of our Hispanic format, is an exciting concept with massive potential. In the last decade alone, the U.S. Hispanic population grew nearly 58 percent and now represents more than 12 percent of our total population. Our initial AVANZA store will open this spring in Denver, Colorado.

These outstanding accomplishments in our business segments were part of our ongoing focus on four major objectives. We have met each of these goals and are very proud to share details of our progress throughout this report. This year's major objectives were to:

- *Leverage scale and improve performance through superior execution and clear differentiation;*
- *Expand our Food Distribution business through continued growth;*
- *Maintain our position as an industry leader in military food distribution through outstanding execution; and,*
- *To advance toward becoming a leading retail chain in our target markets.*

Our outlook for these strategic objectives for 2002 is surprisingly simple. We will continue our focus on each of these areas, raising the bar on both our efforts and our measurement criteria to constantly improve our overall performance.

During 2001, we introduced an additional element to our formal associate performance review program to recognize and reward those attributes that serve as the foundation of our Company. This program, called Performance Driven Qualities, or PDQ4, identifies four qualities — professional skill, business values, competitiveness and passion to win — necessary for success in today's increasingly competitive environment. PDQ4, combined with the traditional spirit and determination of Nash Finch associates, will ensure that we continue to deliver value — to our customers and to our shareholders.

Our Company is also moving forward in service to our communities. As you might expect, Nash Finch's leadership role often took the form of food donations to shelters, missions, kitchens and food banks across the country. Additionally, our Company aided families, children's and women's groups, hospitals and health organizations, and educational improvement efforts. In our home base of Minnesota, Nash Finch also supported theatres, orchestras, museums and the local United Way. In the immediate aftermath of September 11th, both the NFC Foundation and our associates responded generously to relief efforts. Our commitment to community service will continue in 2002.

Finally, I am troubled, as I suspect you are, by companies that believe that form is more important than substance, that financial sleight of hand is success, and that obfuscation is information. We believe that lasting success can only be won the old-fashioned way; through hard work, relentless customer focus and a passion for operational excellence. In short, we remain committed every day, in every way, to the hallmark of Nash Finch — being truly Performance Driven!

Sincerely,



Food Distribution

In 2001, Nash Finch Company elevated "Performance Driven" to a new level in our Food Distribution business. By emphasizing execution, exclusive and innovative products, promotions and services, and by leveraging scale, we earned many new customers and better served our existing independent retailers.

Nash Finch management monitors more than a dozen critical statistics, or metrics, on a daily and weekly basis to measure our effectiveness. This keeps the focus squarely where it belongs — on serving our customers.

In addition, we survey customers several times each year to find out just how well we are meeting expectations. The feedback is invaluable, such as this comment from a multiple-store customer, "Since switching to Nash Finch from another wholesaler, we noticed a significant improvement in on-time delivery and fill rate. We appreciate the industry-leading focus Nash Finch places on customer service."

One key advantage for customers is our award-winning store brands program including Our Family®, IGA and Fame®. Sales of our private label products increased 16 percent year-over-year, illustrating that these products help retailers differentiate their stores, further fueling their sales and profits.


Grape

Emphasizing selector accuracy means food distribution

On-time delivery demands well-maintained vehicles in the hands of safe and reliable drivers.


PERFORMANCE
DRIVEN
NASH FINCH COMPANY
St. Cloud Distribution Center

Another distinct, exclusive advantage for Nash Finch customers is our Signature Program. Our Signature™ Angus Premium Beef, as well as the many line extensions launched during the year including Cinnfully Good™ flavored coffee beans and syrups, provide additional ways to achieve higher sales and profits. In our corporate retail stores, our Signature Partner Program, linking proprietary signature items with national brand products, experienced solid growth. New vendors, including General Mills/ Pillsbury and ConAgra, chose to align their branded products with us, again providing a competitive advantage. Our leading signature and private label efforts resulted in the 2001 Private Label Manufacturers Association's "Salute to Excellence" award, the industry's highest award for store brands.

A third area in which Nash Finch excels is our vast array of innovative merchandising programs. Our Price Break and Money Line programs give independent retailers competitive price breaks to pass on to the consumer while maintaining their profits. Our Slam Dunk Deals bring the value and pricing flexibility resulting from spot buys — the unanticipated and short-term opportunity to purchase quality products — directly to our customers. Pallet Power provides retailers the ability to sell pallet-ready displays at a lower cost of goods. And monthly private label promotions, through our Profit Buster program, provide our independent customers with a price-point advantage on high-quality, award-winning store brands.

Our award-winning store brands power sales and please customers across the country.


Private Label
AVANZA
CHILE ARBOL
Our Family
Coffee
Rich, Fresh Brewed Flavor
Cup after Cup
Rich & Creamy
Premium
Ice Cream
natural
Marinade
Pancake Syrup
ACEITE DE MAIZ
CORN OIL
JALAPEÑOS
35mm
27EXP
Cheddar Cheese
Cheese Crackers
CANELA ENTERA
Suphedrine
NASAL DECONGESTANT
Ibuprofen

Nash Finch also offers powerful market research capabilities and creative marketing tools to independent retailers. Services include our Image Center, which provides full-service advertising production and media buying, our electronic marketing program, plus a partnership with Catalina Marketing Corporation.

Finally, we offer strong affiliate banner programs including Food Pride® and Nash Finch-supplied IGA stores. This "virtual chain" approach provides independent customers a way to gain efficiencies in buying, merchandising, marketing and advertising.

Both formats focus on convenience and value, as well as excellent customer service, community involvement and high-quality perishables.

Our performance and execution, innovative products, promotions and services resulted in many new Nash Finch customers in the last year. We welcomed numerous retailers ranging from those operating a single store to multi-store chains. In the upcoming year, Nash Finch Company's Food Distribution segment is poised to capitalize on the positive momentum already underway.

litary Food Distributio

Nash Finch Company continues to proudly supply the food and related product needs of our military personnel and their families as the leading distributor to the United States Defense Commissary Agency (DeCA). Our exceptional performance and undeviating focus on customer service, including fill rates among the highest in the industry, propelled our military supply business to a position of preeminent market share in our core markets, as well as made us a system-wide key distributor with 25 percent of the worldwide military commissary supply business.

Our two strategically placed, military-only distribution facilities in Baltimore, Maryland and Norfolk, Virginia, combined with our extensive network of distribution centers across the Midwest and Southeast, allow us to efficiently reach not only domestic commissaries but also to distribute to ships afloat and overseas bases in Europe.



Military Commissary Delivery

Nash Finch proudly serves military commissaries in the United States and in Europe.

The strength and experience of our military support team, coupled with our ongoing attention to improving our performance, has resulted in a competitive advantage we continue to leverage to the fullest extent.

We believe the leading market share position we have earned in service to military commissaries reflects our focus and dedication to this important aspect of our business.

Corporate Retail Stores

As a billion dollar chain, Nash Finch's corporate retail stores are a growing supermarket force in the Upper Midwest. Our conventional supermarkets, under the banners Econofoods, Sun Mart and Family Thrift Center, continued growing in 2001 through a combination of new stores and acquisitions.

Two new Econofoods, both Fresh Place® stores, opened in Hudson, Wisconsin and Red Wing, Minnesota early in 2001. Fresh Place stores provide the highest-quality fresh produce, deli offerings, meats, seafood and bakery items. Our world-class customer service, exclusive signature items and convenient amenities, such as secure childcare at Kids Korner and an extensive floral department, exceed the expectations of today's demanding shopper.

Acquisitions accounted for the majority of new stores in 2001. In August, the acquisition of U Save Foods, Inc., a 14-store chain with stores in Nebraska, Colorado and Kansas was completed. These stores were converted quickly to the Nash Finch Sun Mart banner. This acquisition resulted in Nash Finch retail stores becoming the largest supermarket chain in Nebraska, boosting our market presence and increasing marketing efficiencies. An additional acquisition in Sioux Falls, South Dakota now operates under the Econofoods banner. Also during the year, we exited non-strategic stores in North and South Carolina. All of these activities combined resulted in a year-end store count of 110.

From floral to pharmacy, our attractive store designs exceed the demands of today's shoppers.


Flowers Too
Sweet Inflations
"Brighten Your Day" BOUQUET
QualityCare Pharmacy
FIRST AID

G.R.E.A.T. associate service makes shopping in our stores a pleasure.


SUN MART
GRAND OPENING

Sun Mart Retail Forma

An important aspect of our stores is the G.R.E.A.T. service approach practiced by our associates. This innovative training program, which stands for Greet, React, Escort, Anticipate and Thank, helps store staff stay alert to customer needs and shows the benefits of being helpful, friendly and informative. We track and compare G.R.E.A.T. scores on a biweekly basis to help ensure compliance, consistency and the constant improvement of service levels nationwide.

Conventional retail is just one facet of our retail store base. In 2001, we announced our plans to move ahead with two specific formats — AVANZA, our Hispanic retail concept, as well as our Buy•n•Save extreme value retail format.


SUPERMARKET
AVANZA

The Hispanic community in the United States grew to more than 35 million people in the last decade and is underserved. Our research shows most supermarkets do not provide culturally appropriate merchandise, services or store environment for Hispanic shoppers. AVANZA, the name of our new Hispanic format stores, simply means "advance" and provides prospective customers with a short, relevant and memorable store name. We are progressing in this endeavor, with our first store slated to open in the spring of 2002.

The AVANZA and Buy•n•Save formats satisfy unique customer needs in specific markets.


Buy•n•Save
Food Stores
Everyday
Low
Price
Where you bag the savings everyday!
PRINGLES
99¢
$1 99

Our Buy•n•Save extreme value retail format is also growing. This format appeals to shoppers with household incomes of $35,000 or lower who are looking for a value-oriented shopping experience. In 2001, we continued research and development of the existing four stores in Minnesota. In January 2002, the first Buy•n•Save store opened beyond Minnesota in Muscatine, Iowa. This was followed by a sixth unit in McCook, Nebraska in February, and a seventh store in West St. Paul, Minnesota in March.

The momentum in our retail business continues to increase as we acquire conventional stores and expand exciting new formats such as AVANZA and Buy•n•Save. All of our progress is supported by our continuing quest to set industry standards in operational excellence, customer service, product quality and cleanliness.

Business Transformation

Business Transformation was formed in 2000 to drive shareholder value and excellence by linking three internal departments — Business Reengineering, Human Resources and Technology. Last year, numerous initiatives by this group raised the caliber of our workforce, leveraged technology and enabled continuing business growth.

- *Catalogs and reports via the Web*
- *On-line store invoices*
- *Store plan-o-gram feature to help manage shelf space plans for national and regional brands*
- *E-News on Nash Finch events, notices and announcements*

To date, our independent customers have enthusiastically embraced this new tool and are receiving many benefits. One is the reduction of new item cycle time by 24 days, providing a significant competitive advantage in getting new items on the supermarket shelf. Another advantage is the increased awareness of our promotional offerings including Slam Dunk Deals, Profit Buster, Pallet Power and NashNet e-deals. NashNet allows retailers to purchase these products at low prices, resulting in increased sales and profits. Finally, NashNet offers streamlined access to reports, catalogs and invoices, helping retailers quickly get the information needed to run their business.


Nashnet
Retail Internet Solution

NashNet™ efficiencies help independent retailers improve their bottom line and better serve their customers.

The most innovative program introduced by Business Transformation in 2001 was NashNet, our Internet supply chain solution, allowing retailers to efficiently stock their shelves with the latest and lowest-priced items. This exciting and powerful product, available to all independent stores we supply, is also utilized in our corporate retail stores.

Specific features of NashNet include:

- *Introduction of new merchandising items*
- *Promotional offerings and product ordering*

As with NashNet, Business Transformation continues to combine process, skills and technology to improve daily business operations and enable our strategic plans. Through process leadership and coordination of business and technology resources, Business Transformation helped deliver the successful implementation of key business initiatives which made 2001 a Performance Driven year.

BOARD OF DIRECTORS

(Year Elected)

Pictured (l to r) bottom to top row.

+ Allister P. Graham *(1992)*
Retired Chairman and Chief Executive Officer, The Oshawa Group Limited (Canadian food distributor)

Ron Marshall *(1998)*
President and Chief Executive Officer

*† James L. Donald *(2000)*
Chairman, President and Chief Executive Officer, Pathmark Stores, Inc. (retail supermarket chain operator)

‡† Carole F. Bitter *(1993)*
President and Chief Executive Officer, Harold Friedman, Inc. (operator of retail supermarkets)

°* Richard A. Fisher *(1984)*
Retired Vice President, Finance and Treasurer, Network Systems Corporation (manufacturer of data communications systems)

°† Jerry L. Ford *(1997)*
Independent Business Consultant

†‡ Laura Stein *(2001)*
Senior Vice President and General Counsel, H.J. Heinz Company (manufacturer of food products)

*° John E. Stokely *(1999)*
Consultant. Former Chairman, President and Chief Executive Officer, Richfood Holdings, Inc. (wholesale and retail food distributor)

*‡ Robert F. Nash *(1968)*
Retired Vice President and Treasurer

*† John H. Grunewald *(1992)*
Retired Executive Vice President, Finance and Administration, Polaris Industries, Inc. (manufacturer of recreational equipment)

°‡ William R. Voss *(1998)*
Managing Director, Lake Pacific Partners, LLC (private equity investment company)

* *Member of the Audit Committee*
° *Member of the Corporate Governance Committee*
† *Member of the Compensation Committee*
‡ *Member of the Nominating Committee*
+ *Board Chair*

CORPORATE OFFICERS

Ron Marshall
President and Chief Executive Officer

Christopher A. Brown
Executive Vice President, Merchandising

Jerry L. Nelson
Executive Vice President, President - Food Distribution

Bruce A. Cross
Senior Vice President, Business Transformation

Robert B. Dimond
Senior Vice President, Chief Financial Officer and Treasurer

James R. Dorcy
Senior Vice President, Retail

Norman R. Soland
Senior Vice President, Secretary and General Counsel

Rose M. Bailey
Vice President, Human Resources

Jeffrey E. Poore
Vice President, Distribution and Logistics

LeAnne M. Stewart
Vice President and Corporate Controller

OPERATING OFFICERS

Michael A. Baker
Vice President, Perishables

Lonnie G. Eggers
Vice President, Retail Operations

David J. Bersie
Vice President, Midwest Region

Dan M. Davidson
Vice President, Distribution and Logistics - Midwest Region

John R. Hulsey
Vice President, Central Region

Timothy M. Tveitnes
Vice President, Distribution and Logistics - Central Region


DRIVEN

Board of Director



TURTLE AWARD PROGRAM

A Nash Finch associate recognition program designed to acknowledge the contributions, behavior and actions of associates that go "above and beyond" their normal roles. To be nominated for a Turtle Award, an associate must demonstrate prudent risk taking, outstanding external customer service or extraordinary initiative in building sales.

Recipients of the Turtle Award in 2001 were:

Art Crase, Cincinnati, Ohio — *Art's quick thinking and hard work minimized the impact of a violent storm on a company facility, helped safeguard employees and greatly expedited the recovery process.*

Verna Fults, Fargo, North Dakota — *Verna constantly enhanced the shopping experience of her customers by displaying concern, courtesy and creative service each and every day.*

Judy Welter, Minneapolis, Minnesota — *Judy's professionalism, work ethic and commitment to her job were displayed in a very successful effort to reduce costs and increase sales in her product category.*

Jim Schirmers, Mark Schug and Rick Wright, St. Cloud, Minnesota — *Prompt action and personal leadership distinguished all three of these associates as they evacuated employees, notified the proper authorities and minimized the effects of a potentially hazardous situation.*

Brad Teske and Tammy Lueders, Litchfield, Minnesota — *Continuing the tradition of charitable involvement, these associates coordinated a complex and successful community auction benefiting area families affected by Alzheimer's, boosting associate morale and raising their store's local profile.*

NOTICE OF ANNUAL MEETING

The annual meeting of Nash Finch Company will be held at 10:00 a.m., May 14, 2002, at the Hotel Sofitel Minneapolis, 5601 West 78th Street, Bloomington, MN.

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Mailing Address:
P.O. Box 64854
St. Paul, MN 55164-0854

INDEPENDENT AUDITORS

Ernst & Young LLP

STOCKHOLDER INFORMATION

Nash Finch Company common stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol NAFC.

OFFER OF FORM 10-K

A copy of the annual report to the Securities and Exchange Commission (Form 10-K) is available without charge to Nash Finch Company stockholders. Address requests to:

Corporate Secretary
Nash Finch Company
P.O. Box 355
Minneapolis, MN 55440-0355

AUTOMATIC DIVIDEND REINVESTMENT PLAN

Under the Automatic Dividend Reinvestment Plan, Nash Finch stockholders of record can reinvest all or part of their dividends in Nash Finch common stock and make optional cash purchases of additional shares without paying brokerage commissions. Stockholders wishing information about the plan may obtain a brochure and enrollment card by writing:

Wells Fargo Bank Minnesota, N.A.
Dividend Reinvestment Unit
P.O. Box 64856
St. Paul, MN 55164-9442

Forward-looking statements contained in this report are made under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Any such statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such factors may include but are not limited to: general business conditions, the impact of competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended December 29, 2001.

PERFORMANCE DRIVEN

PERFORMANCE DRIVEN

NASH FINCH COMPANY